Exhibit 3.1
EXHIBIT A
Fifth Amendment to Second Restated Articles of Incorporation
of
FLIR Systems, Inc.
ARTICLE V of the Corporation’s Second Restated Articles of Incorporation, as amended, is hereby amended in its entirety as follows:
A. The number of directors of the Corporation shall be not less than five nor more than twelve, and within such limits, the exact number shall be fixed and increased or decreased from time to time by resolution of the Board of Directors. At each annual meeting of shareholders beginning in 2014, directors shall be elected annually for one-year terms expiring at the next succeeding annual meeting of shareholders. Notwithstanding the foregoing, the Class I directors elected at the 2011 annual meeting of shareholders shall continue to serve until the 2014 annual meeting of shareholders, the Class II directors elected at the 2012 annual meeting of shareholders shall continue to serve until the 2015 annual meeting of shareholders and the Class III directors elected at the 2013 annual meeting of shareholders shall continue to serve until the 2016 annual meeting of shareholders.
B. Prior to and until the time at which the Board of Directors ceases to be classified pursuant to this Article V, Section A, all or any number of the directors of the Corporation may be removed only for cause and at a meeting of shareholders called expressly for that purpose, by the vote of 75 percent of the votes then entitled to be cast for the election of directors. From and after the time at which the Board of Directors ceases to be classified pursuant to this Article V, Section A, any director may be removed with or without cause, by the vote of 75 percent of the votes then entitled to be cast for the election of directors. At any meeting of shareholders at which one or more directors are removed, a majority of votes then entitled to be cast for the election of directors may fill any vacancy created by such removal. If any vacancy created by removal of a director is not filled by the shareholders at the meeting at which the removal is effected, such vacancy may be filled by a majority vote of the remaining directors. The provisions of this Article V, Section B, may not be amended, altered, changed or repealed in any respect unless such action is approved by the affirmative vote of not less than 75 percent of the votes then entitled to be cast for election of directors.
Shareholder action was required to adopt the amendment:
The vote was as follows:

Class or Series of Shares	Number of Shares Outstanding	Number of votes entitled to be cast	Number of votes cast FOR	Number of votes cast AGAINST
Common	144,645,337	144,645,337	124,039,331	189,883

The Corporation’s Second Restated Articles of Incorporation is hereby amended to add a new Article VI as follows:
Except as otherwise required by these Articles, in any election of directors of the Corporation at a meeting of shareholders at which a quorum is present, each director shall be elected if the number of votes cast “for” the director exceeds the number of votes cast “against” the director, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the votes cast by the shares entitled to vote on the election of directors.
Shareholder action was required to adopt the amendment:
The vote was as follows:

Class or Series of Shares	Number of Shares Outstanding	Number of votes entitled to be cast	Number of votes cast FOR	Number of votes cast AGAINST
Common	144,645,337	144,645,337	124,104,860	138,095